Exhibit 12

                     GE GLOBAL INSURANCE HOLDING CORPORATION
                                AND SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges

                                                        Year ended December 31,
                                             --------------------------------------------
 (In millions)                                 1996     1995     1994     1993     1992
                                             --------------------------------------------
 Earnings:
   Earnings before income taxes                $780     $561     $409     $395     $370
   Add:  Minority interest in net earnings
      of consolidated subsidiaries (1)           84       95       97       92       94
   Fixed charges                                 47       20        3        2        1
                                               ----     ----     ----     ----     ----
                                               $911     $676     $509     $489     $465
                                               ====     ====     ====     ====     ====
Fixed charges:
   Minority interest in net earnings of
      consolidated subsidiaries (2)            $110     $115     $108     $111     $113
   Interest expense                              47       20        3        2        1
                                               ----     ----     ----     ----     ----
                                               $157     $135     $111     $113     $114
                                               ====     ====     ====     ====     ====

Ratio of earnings to fixed charges             5.80     5.01     4.59     4.33     4.08
                                               ====     ====     ====     ====     ====


(1) Minority interest in net earnings of consolidated subsidiaries includes earnings from purchased affiliates and dividends on subsidiary's preferred stock.

(2) The fixed charges amounts for minority interest in net earnings of consolidated subsidiaries represent the pretax earnings amounts which would be required to cover such fixed charges as calculated below:

                      Earnings From Purchased Affiliates or
                Subsidiary's Preferred Stock Dividend Requirement
               ---------------------------------------------------
                             100% - Income Tax Rate

     The income tax rate is based on the relationship of the provision for income tax expense to earnings before income taxes for the respective period.